Exhibit 99.2

AETERNA ZENTARIS INC. Security Class Holder Account Number Form of Proxy - Annual and Special Meeting to be held on May 18, 2011 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation, partnership, trust or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the Corporation to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 5:00 pm, Eastern Time, on May 16, 2011. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation, partnership or trust or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER Fold Fold 24FE11056.E.sedar/000001/000001/i Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Yl www.computershare.com

Appointment of Proxyholder

I/We, being holder(s) of Aeterna Zentaris Inc., hereby appoint: Mr. Juergen Ernst, Chairman of the Board or failing him, Prof. Juergen Engel Ph.D., President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Aeterna Zentaris Inc. to be held at Le Centre Sheraton Montreal Hotel, 1201 René-Lévesque Blvd., Montreal, Quebec, Salon Jarry & Joyce on Wednesday, May 18, 2011 at 10:30 a.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For | Withhold

1. Election of Directors

To elect Marcel Aubut, José P. Dorais, Juergen Engel, Juergen Ernst, Pierre Lapalme, Gérard Limoges and Michael Meyers.

Vote FOR or WITHHOLD for all nominees proposed by Management

Fold

For | Withhold

2. Appointment of Auditors

To appoint PricewaterhouseCoopers LLP as auditors and to authorize the directors to determine their compensation.

For | Against

3. Adoption of a Special Resolution

To consider and, if deemed advisable, to adopt a special resolution (the full text of which is set out in the accompanying management information circular) authorizing the Corporation to apply for a Certificate of Amendment under the *Canada Business Corporations Act* to amend the Restated Articles of Incorporation of the Corporation to provide that shareholder meetings may be held at certain places outside Canada.

For | Against

Fold

4. Adoption of an Ordinary Resolution

To consider, and if deemed advisable, to adopt an ordinary resolution (the full text of which is set out in the accompanying management information circular) confirming the repeal of the existing Code of General By-Laws of the Corporation and its replacement by a new By-Law One, enacted and approved by the Board of Directors on March 22, 2011.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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